UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July, 2008

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Directorate Change 23 July 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: July 23, 2008

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: July 23, 2008

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

BARCLAYS PLC

BOARD
 CHANGE

23
July 2008

Barclays PLC and Barclays Bank PLC ("Barclays")
today
announce the following change
 to their
 Boards.

Gary Hoffman, Vice Chairman, Barclays has been appointed
as
 Chief Executive Officer
by the Board of Northern Rock plc.

He will commence his new role on 1 October 2008 and will leave the Barclays
Boards
 on
31 August
 2008.

Gary
Hoffman
has been with Barclays
since 1982
 and has held a
number of senior
roles during this time including
Chief Executive, Barclaycard
 and
Chairman of UK Banking and Chairman of Barclaycard.

He has been a member of
the
Barclays Boards
 for the last
4
 years.

John Varley, Group Chief Executive, Barclays
 says, "
This is a unique opportunity for
Gary
 to lead a household name in financial services at a difficult time in its history. I congratulate him and know that his experience will bring much to the deserving customers and employees of Northern Rock.

He will serve them
well.

"Although
Gary
 is

leaving us
to do a job
 that is important to the
UK

banking sector,
we release him reluctantly.
Gary
 has been with Barclays
for
26
 years

and
 has contributed much
 during this time
. I have
greatly
enjoyed working with him over these years and will miss him both professionally and personally."

Gary Hoffman says, "This was a very tough decision for me. My affection for Barclays is deep and built over many years. Yet the opportunity to help lead Northern Rock back to strength is both compelling and exciting. I will be sad to leave Barclays but look forward very much to joining Northern Rock in October."

ENQUIRIES

ANALYSTS AND INVESTORS

Mark Merson
                                +44 (0) 20 7116 5752
John McIvor
                                  +44 (0) 20 7116 2929

MEDIA

Alistair Smith
                                 +44 (0) 20 7116 6132
Robin Tozer
                                  +44 (0) 20 7116 6586

About Barclays

Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, the
United States
, Africa and
Asia
. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 143,000 people. Barclays moves, lends, invests and protects money for over 38 million customers and clients worldwide. For further information about Barclays, please visit our website
www.barclays.com
.